Continental

- ISIN: DE 0005439004 und DE 000A0BVW59 -
- WKN: 543900 und A0BVW5 -

Announcement of Dividend Payout

The Annual Shareholders' Meeting of May 12, 2005 has decided that a dividend of €0.80 per no-par-value share be paid for fiscal 2004 on the outstanding capital stock entitled to receive the full dividend.

From May 13, 2005 on, the dividend will be paid out upon presentation of profit-sharing certificate no. 49, with 20% withholding tax plus 5.5% solidarity surcharge on the withholding tax being deducted.

There is no corporate tax credit in connection with the dividend distribution. The withholding tax and the solidarity surcharge will not be deducted if a domestic shareholder has filed with the depository bank a notice of non-assessment for income taxation issued by the appropriate tax office. The same applies if the shareholder has issued an exemption certificate to the respective depository bank, provided that the exemption limit cited in the certificate is not exceeded due to other income from capital investment.

In addition to the Continental cashier office in Hannover, the following banks and their branches also serve as appointed paying agents:

in Germany:

Deutsche Bank AG
Bayerische Hypo- und Vereinsbank AG
Commerzbank AG
Dresdner Bank AG
BHF-Bank AG
Norddeutsche Landesbank Girozentrale

Hannover, May 12, 2005

The Executive Board

Continental

Press Release

"Exemption No. 82-1357"

Change in the Executive Board

Hanover, May 12, 2005. Martien de Louw (59), member of the Executive Board of Continental AG, Hanover, and responsible for the corporation's Passenger and Light Truck Tires division since February 1, 2003, is leaving the company by mutual agreement due to differing views over the business strategy. The chairman of the Continental Executive Board Manfred Wennemer (57) will head the Passenger and Light Truck Tires division effective immediately, in addition to his function as chairman. The international automotive supplier made the announcement in Hanover on Thursday following a Supervisory Board meeting. The Supervisory Board thanks Mr. de Louw for his work.

In addition to his tasks as Executive Board member responsible for finance, controlling and law, Dr. Alan Hippe (38) is taking on the responsibility for the passenger and light truck tire business in North America effective immediately for a limited period of time. He is also assuming the position of president and CEO of Continental Tire North America.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2004 the corporation realized sales of EUR12.6 billion. At present it has a worldwide workforce of more than 81,000.

Dr. Heimo Prokop
Director Corporate Communications
Continental AG
Vahrenwalder Strasse 9
30165 Hanover, Germany
Phone: +49 511 938-1485
Fax: +49 511 938-1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Strasse 9
30165 Hanover, Germany
Phone: +49 511 938-1278
Fax: +49 511 938-1055
E-Mail: prkonzern@conti.de